Exhibit 99.1

Northern Dynasty: EPA expresses confidence in Pebble permitting; opts not to elevate approval decision
Decision is positive news for southwest Alaska’s Pebble Project

May 29, 2020 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company") reports that the Company’s 100%-owned, US-based subsidiary Pebble Limited Partnership (“Pebble Partnership”) issued the following statement on May 28, 2020.

A letter issued today by the U.S. Environmental Protection Agency (EPA) confirming the Environmental Impact Statement (EIS) process for the proposed Pebble mine currently being led by the US Army Corps of Engineers (USACE) is proceeding well, and effectively addressing all issues and concerns raised by EPA, the US Fish and Wildlife Service (USFWS) and other cooperating agencies, was hailed by Pebble Partnership CEO Tom Collier as another positive step in the project’s permitting process.

Collier also noted the letter reflects the EPA’s decision not to pursue so-called 3(b) elevation under the Clean Water Act Section 404(q) guidelines.

“This determination by the EPA is another indication of positive progress for the project. This is on the heels of last of week’s announcement from the U.S. Army Corps of Engineers (USACE) indicating their LEDPA determination would be for Alternative 3 – the northern route. We also saw the positive Preliminary Final Environmental Impact Statement earlier this year showing the project can be done responsibly and without harm to the Bristol Bay fishery.

“The decision last year by EPA to withdraw the Obama administration’s pending veto (confirmed by a federal court’s recent dismissal of the case brought by NRDC and others attacking that withdrawal), gives us strong reason to believe that EPA will not veto the USACE Record of Decision for the project. Today’s decision not to file a 3b letter gives us more reason to believe that there will be no veto. This is consistent with our observation that USACE and EPA, and the other cooperating agencies, have been working well together to resolve all outstanding issues. The recent LEDPA announcement is further tangible evidence of that cooperation as we understand other federal agencies preferred the northern transportation corridor alternative.

“Our core principle has always been for the project to be done in a way that does not harm the fishery or water resources in Bristol Bay. The draft EIS showed this, the PFEIS shows this and we are confident the final EIS will show this and demonstrate to Alaskans that this is an important project for the state’s future.

“The USACE continues to advance a rigorous and transparent review of all aspects and alternatives of our project. It has involved cooperating agencies from the federal, state, local and tribal governments in its review of the many technical issues facing the project. The permitting process for the project is reasonable and objective. We have always said let science and technical information guide decisions about the project. The EPA decision to not pursue a 3(b) elevation is in line with this notion.”

Background - In 1992, the U.S. Army Corps of Engineers (USACE) and the EPA entered into a memorandum of agreement about how to implement Section 404(q) of the Clean Water Act including a process for evaluating and elevating beyond the regional level specific individual permit cases that involve aquatic resources of national importance. The EPA notified the USACE in July 2019 that under section 3(a) it was determining whether the issues at Pebble should be elevated within the agencies. Had the EPA wanted to pursue that path, it would have taken action via section 3(b) and today was the deadline for a decision. The agency has determined it will not elevate the issue. Instead, the traditional federal permitting process for the Pebble Project will continue.

The USACE published the draft Environmental Impact Statement (EIS) for the Pebble Project in February 2019 and undertook a 120-day public comment period to receive input from project stakeholders and government agencies. The USACE has spent many months reviewing and responding to all comments and has indicated their intent to publish a final EIS this summer. It is anticipated that a Record of Decision (ROD) could be published some 30 days after that.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership (“PLP”), is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit. PLP is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

US Media Contact:
Dan Gagnier
Gagnier Communications
(646) 569-5897

Forward Looking Information and other Cautionary Factors
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project, that the Pebble Project will secure all required government permits, or of the Company's future performance.

Assumptions used by NDM to develop forward-looking statements include the assumptions that (i) the Pebble Project will obtain all required environmental and other permits and all land use and other licenses without undue delay, (ii) studies for the development of the Pebble Project will be positive, (iii) NDM will be able to establish the commercial feasibility of the Pebble Project, and (iv) NDM will be able to secure the financing required to develop the Pebble Project. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including (i) obtaining necessary mining and construction permits, licenses and approvals without undue delay, including without delay due to third party opposition or changes in government policies, (ii) the completion of feasibility studies demonstrating the Pebble Project mineral reserves that can be economically mined, (iii) completion of all necessary engineering for mining and processing facilities, and (iv) receipt by NDM of significant additional financing to fund these objectives as well as funding mine construction, which financing may not be available to NDM on acceptable terms or on any terms at all. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions, as well as risks relating to the uncertainties with respect to the effects of COVID-19.

The National Environment Policy Act EIS process requires a comprehensive “alternatives assessment” be undertaken to consider a broad range of development alternatives, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that currently being advanced. As a result, the Company will continue to consider various development options and no final project design has been selected at this time.

For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.